                      REGISTRATION AND REPORTING UNDER THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                           ANNUAL REPORTS ON FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities Exchange Act
-        of 1934
                For the fiscal year ended December 31, 2001
                                          -----------------
                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                For the transition period from ___________ to ____________

Commission file number 1-5985
                       ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         NEWCOR HOURLY EMPLOYEES 401(k) PLAN
         -----------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                          43252 Woodward Ave, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NEWCOR HOURLY EMPLOYEES 401(k) PLAN
                                            -----------------------------------
                                             (name of plan)

Date June 26, 2002                      By  /s/ Thomas D. Parker
     -------------                          --------------------
                                                     Thomas D. Parker
                                                     Plan Administrator

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                  -------------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                                  -------------

                                                                                                              PAGES
                                                                                                              -----

Report of Independent Accountants                                                                                 2


Financial Statements:

   Statement of Net Assets Available for Benefits
     as of December 31, 2001 and 2000                                                                             3

   Statement of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2001 and 2000                                                                                   4

   Notes to Financial Statements                                                                                5-8


Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets (Held at the End of the Year) at
     December 31, 2001                                                                                            9


Schedule H, Line 4j - Schedule of Reportable Transactions
     for the Year Ended December 31, 2001                                                                     10-11

Exhibit 23.1
   Consent of Independent Accountants                                                                            12

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Newcor Hourly Employees 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Newcor, Inc. Hourly Employees 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at December 31, 2001 and of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Detroit, Michigan

June 21, 2002

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        as of December 31, 2001 and 2000

                                -----------------



                                                                                       2001                      2000
                                                                                       ----                      ----
Assets:
      Investments, at fair value                                                    $4,190,200               $4,301,300
      Employee loans                                                                     1,000                    1,200
      Company matching contributions receivable                                              -                    9,300
      Company discretionary contributions receivable                                   135,000                  160,900
      Employee contributions receivable                                                36,300                   53,400
                                                                                    ----------               ----------
  Net assets available for plan benefits                                            $4,362,500               $4,526,100
                                                                                    ==========               ==========

                     The accompanying notes are an integral
                        part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                 for the years ended December 31, 2001 and 2000

                                 ---------------



                                                                                      2001                       2000
                                                                                      ----                       ----
Additions:
    Employee contributions                                                        $   572,100                $   714,800
    Employer contributions                                                            185,000                    289,700
    Employee rollovers and other                                                       44,700                          -
    Investment income:
        Interest and dividend income                                                  145,000                    381,600
        Net depreciation in fair value of investments                                (402,100)                  (660,000)
                                                                                  -----------                -----------


                Total additions                                                       544,700                    726,100

Deductions:
    Participant distributions                                                         675,000                    736,900
    Other                                                                              33,300                      9,800
                                                                                  -----------                -----------

                Total deductions                                                      708,300                    746,700
                                                                                  -----------                -----------


                Net decrease                                                         (163,600)                   (20,600)

Net assets available for benefits:
    Beginning of year                                                               4,526,100                  4,546,700
                                                                                  -----------                -----------
    End of year                                                                   $ 4,362,500                $ 4,526,100
                                                                                  ===========                ===========

                     The accompanying notes are an integral
                        part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                 ---------------



1.       DESCRIPTION OF THE PLAN:

         The Plan is a defined contribution plan adopted effective April 1, 1997 covering eligible hourly employees of Newcor, Inc. (the "Company").

         Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc. (the "Company").

         Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G). Participants may invest in numerous fund options.

         The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. During 2001, employer contributions were reduced by $269 from forfeited non-vested accounts.

         The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Effective July 1, 2001 the Company temporarily discontinued the matching contribution. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.       SIGNIFICANT ACCOUNTING POLICIES:

         The financial statements of the Plan are prepared under the accrual method of accounting.

         The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

         Expenses incurred in connection with the operation of the Plan are borne by the employer.

         The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized depreciation on those investments.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

         The Plan provides for various investment options in any combination of funds whose underlying assets may include of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                      NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                  ------------





3.       INVESTMENTS:

         The Plan's investments are held by Capital Bank & Trust, the Trustee. The following table presents the fair value of investments as of December 31, 2001 and 2000:

                                                                                     2001                       2000
                                                                                     ----                       ----
         American Funds Investments:
                Bond Fund of America                                             $  217,500                 $  191,300
                Cash Management Trust                                             1,040,000                  1,046,900
                Euro Pacific Growth Fund                                            358,700                    396,700
                Income Fund of America                                              568,700                    559,000
                Investment Company of America                                       930,600                    989,600
                New Perspective Fund                                                699,100                    752,600
                Washington Mutual Investors Fund                                     81,000                     43,700
                Growth Fund of America                                              126,600                    137,000
                Small Capital World Fund                                             82,000                     92,700
         Newcor, Inc. Common Stock Fund *                                            86,000                     91,800
                                                                                 ----------                 ----------
                Total                                                            $4,190,200                 $4,301,300
                                                                                 ==========                 ==========

* On February 25, 2002 (the "Petition Date"), Newcor and its subsidiaries (collectively, the "Debtors" or "Newcor"), filed voluntary petitions for relief (the "Filing") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 02-10575 (MFW). As of May 2002, as a result of the Filing, the value of the Newcor Common Stock Fund, if any, will be substantially less than the carrying value at December 31, 2001.



4.       INCOME TAX STATUS:

         The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                      NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                  ------------

5.       NONPARTICIPANT-DIRECTED INVESTMENTS:

         The Newcor, Inc. Common Stock Fund includes both participant and non-participant directed investments, which are commingled. Information about the net assets and the significant components of the changes in net assets is as follows:


                              SUMMARY OF NET ASSETS
                           December 31, 2001 and 2000

                                                                             2001                   2000
                                                                             ----                   ----
       Newcor, Inc. Common Stock Fund*                                    $  86,000             $  91,800

* On February 25, 2002 (the "Petition Date"), Newcor and its subsidiaries (collectively, the "Debtors" or "Newcor"), filed voluntary petitions for relief (the "Filing") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 02-10575 (MFW). As of May 2002, the value of the Newcor Stock Common Stock Fund is substantially less than the carrying value at December 31, 2001.

                          SUMMARY OF CHANGES IN ASSETS
                 For the years ended December 31, 2001 and 2000

                                                                          2001                      2000
                                                                          ----                      ----
        Employee/employer contributions                                  231,500                  126,400
        Net depreciation in fair value of investment                    (152,700)                (225,900)
        Participants distributions                                       (29,100)                 (23,500)
        Transfers                                                        (55,500)                  29,700
                                                                       ---------                ---------
Total changes in assets                                                $  (5,800)               $ (93,300)
                                                                       =========                =========

                      NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                  ------------

6.       BENEFIT PAYMENTS:

         Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid aggregated $33,303 and $16,202 at December 31, 2001 and 2000, respectively.


7.       FORM 5500:

         The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 while the accompanying financial statements do not reflect benefits payable as a liability on the statement of net assets available for benefits.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT THE END OF THE YEAR)

                                December 31, 2001

                                   -----------

                     (b)
            IDENTITY OF ISSUER,                                                                     (e)
             BORROWER, LESSOR                             (c)                        (d)          CURRENT
(a)          OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT            COST           VALUE
---          ----------------                  -------------------------            ----           -----
*       American Funds Investments
             Bond Fund of America                      17,009 Shares             $  224,481    $  217,500
             Cash Management Trust                  1,056,286 Shares              1,056,286     1,040,000
             Euro Pacific Growth Fund                  13,351 Shares                430,984       358,700
             Income Fund of America                    35,947 Shares                605,273       568,700
             Investment Company of America             32,620 Shares              1,012,940       930,600
             New Perspective Fund                      32,233 Shares                794,287       699,100
             Washington Mutual Investors Fund           2,867 Shares                 84,564        81,000
             Growth Fund of America                     5,338 Shares                153,541       126,600
             Small Capital World Fund                   3,577 Shares                114,493        82,000
                                                                                 ----------    ----------
                           Total American Funds                                   4,476,849     4,104,200

*       Newcor, Inc. Common Stock Fund**              134,239 Shares                327,969        86,000
        Participant Loans                              10.5 percent                       -         1,000
                                                                                 ----------    ----------
                                                                                 $4,804,818    $4,191,200
                                                                                 ==========    ==========


*Party in interest to the Plan

** On February 25, 2002 (the "Petition Date"), Newcor and its subsidiaries (collectively, the "Debtors" or "Newcor"), filed voluntary petitions for relief (the "Filing") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 02-10575 (MFW). As of May 2002, as a result of the Filing, the value of the Newcor Common Stock Fund, if any, will be substantially less than the carrying value at December 31, 2001.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 2001

                                 --------------


                                                        (c)          (d)      (e)       (f)       (g)           (h)           (i)
      (a)                          (b)               PURCHASE     SELLING   LEASE    EXPENSE     COST     CURRENT VALUE    NET GAIN
IDENTITY OF PARTY          DESCRIPTION OF ASSET       PRICE        PRICE    RENTAL   INCURRED   OF ASSET    OF ASSET       OR (LOSS)
-----------------          --------------------    -----------    -------   ------   --------   --------  -------------    ---------

REPORTING CRITERION I:     Any non-participant
---------------------      directed transaction
                           within the plan year,
                           with respect to any plan
                           asset, involving an
                           amount in excess of five
                           percent of the current
                           value of plan assets.


                                                                    None


REPORTING CRITERION II:    Any series of
-----------------------    non-participant directed
                           transactions (other than
                           transactions with
                           respect to securities)
                           within the plan year
                           with or in conjunction
                           with the same person
                           which, when aggregated,
                           regardless of the
                           category of asset and
                           the gain or loss on any
                           transaction, involves an
                           amount in excess of five
                           percent of the current
                           value of plan assets.

                                                                    None




                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                  ------------

                                                        (c)         (d)      (e)       (f)        (g)          (h)            (i)
      (a)                          (b)               PURCHASE     SELLING   LEASE    EXPENSE      COST    CURRENT VALUE    NET GAIN
IDENTITY OF PARTY          DESCRIPTION OF ASSET       PRICE        PRICE    RENTAL   INCURRED   OF ASSET    OF ASSET       OR (LOSS)
-----------------          --------------------    -----------    -------   ------   --------   --------  -------------    ---------

REPORTING CRITERION III:   Any non-participant
------------------------   directed transaction
                           within the plan year
                           involving securities of
                           the same issue if within
                           the plan year any series
                           of transactions with
                           respect to such
                           securities, when
                           aggregated, involves an
                           amount in excess of five
                           percent of the current
                           value of plan assets.




American Funds             Newcor, Inc.
                             74 Purchases             341,523                                    341,523      341,523
                             191 Sales                              194,876                      167,091      194,876        27,785


REPORTING CRITERION IV:    Any non-participant
----------------------     directed transaction
                           within the plan year
                           with respect to
                           securities with or in
                           conjunction with a
                           person which, if any
                           prior or subsequent
                           single transaction
                           within the plan year
                           with such person with
                           respect to securities,
                           exceeds five percent of
                           the current value of
                           plan assets.
                                                                                       None

                                  EXHIBIT INDEX


EXHIBIT                         DESCRIPTION

  23                            Consent of Independent Accountants